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SEC 1344          PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(07-03) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                    UNITED STATES                            OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          --------------------------
                WASHINGTON, D.C. 20549                OMB Number:      3235-0058
                                                      Expires:    March 31, 2006
                     FORM 12b-25                      Estimated average burden
                                                      hours per response....2.50
             NOTIFICATION OF LATE FILING              --------------------------
                                                      SEC FILE NUMBER
                                                      --------------------------
                                                      CUSIP NUMBER
                                                      --------------------------

(Check One): /X/ Form 10-K   / / Form 20-F    / / Form 11-K   / / Form 10-Q
             / / Form N-SAR  / / Form N-CSR

             For Period Ended:   December 31, 2003
                                 ----------------------
            / / Transition Report on Form 10-K / / Transition Report on Form 20-F / / Transition Report on Form 11-K / / Transition Report on Form 10-Q / / Transition Report on Form N-SAR For the Transition Period Ended:
                                              ----------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING        IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                   HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

PREMIER FINANCIAL BANCORP, INC.
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Full Name of Registrant


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Former Name if Applicable

2883 FIFTH AVENUE
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Address of Principal Executive Office (Street and Number)

HUNTINGTON, WV  25309
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reason described in reasonable detail in Part III of this form
   |      could not be eliminated without unreasonable effort or expense
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
/X/|      thereof, will be filed on or before the fifteenth calendar day
   |      following the prescribed due date; or the subject quarterly report or
   |      transition report on Form 10-Q, or portion thereof, will be filed on
   |      or before the fifth calendar day following the prescribed due date;
   |      and
   | (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
   |      has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Premier's preparation of its 2003 financial statements and the audit of such financial statements are not yet complete. First, as a result of Premier's previously announced February 13, 2004 definitive agreement to sell a subsidiary bank, Citizens Bank (Kentucky), Inc. ("Citizens Bank") and the existence of a plan prior to December 31, 2003 to sell that subsidiary, management has determined that the application of Financial Accounting Standard 144 ("FAS 144") requires Premier to treat the historical financial position and results of operations of Citizens Bank as a "discontinued operation." As a result, comparative prior period information included in the December 31, 2003 financial statements and results of operations of Premier, including related footnote disclosures, must be restated to exclude the financial position and results of operations of Citizens Bank from the detailed descriptions in the financial statements.

Second, on June 16, 2003 Premier announced that as a result of an ongoing internal investigation, it had uncovered a systematic disregard for its loan approval and credit administration policies at one of its subsidiary banks (Farmers Deposit Bank) and had accepted the resignation of that bank's president. As the internal investigation continued over the next three to four months, many loans were charged-off and additional provisions for loan losses were recorded. Senior management of Premier is conducting a review of the internal investigation's findings and other documentation that has become known during the loan review and collection efforts of the bank's new administration over the past six months. The purpose of the review is to determine whether the Farmers Deposit Bank's former president may have concealed from senior management of Premier certain facts and circumstances that, had senior management known at the time, would have resulted in a loan charge-off or provision being recorded prior to the bank president's resignation. If such facts and circumstances are determined to exist, Accounting Principals Board Opinion (APB) 20 necessitates that the prior period financial results be restated to reflect the charge-off and any resulting additional provision for loan losses in the appropriate period.

Senior management does not anticipate that its review will result in a material change in the financial position of Premier as of December 31, 2003 as reflected in the company's books and records, nor does it anticipate that its review will result in any material additional charge-offs or provisions for loan losses that have not already been recorded on the books and records of Farmers Deposit Bank through December 31, 2003. The review centers around determining whether any of the charge-offs or provisions for loan losses recorded in 2003 would be more appropriately included in a prior reporting period.

Additional time is needed for senior management to complete its review and have its conclusions reviewed by the audit committee of Premier's Board of Directors and the independent auditors of Premier's financial statements. Therefore, we could not file our 2003 Annual Report on Form 10-K on or before March 30, 2004, without unreasonable effort or expense.

                         (Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          Brien M. Chase                (304)              525-1600
-----------------------------------  -----------  ------------------------------
               (Name) (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes /X/ No / /

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            Yes /X/ No /  /

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the potential restatement, as more fully discussed in Part III above, our net income for prior periods could change. We are currently assessing the proper period(s) and amounts of these potential changes. Until the proper periods and amounts of these potential changes are determined, we are unable to make a quantitative estimate of the anticipated change in results of operations.

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                         Premier Financial Bancorp, Inc.
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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date         March 31, 2004                By         /s/ Brien M. Chase
    -----------------------------------      -----------------------------------
                                                        Brien M. Chase
                                                     Vice President and
                                                   Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).